                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                            Crescent Operating, Inc.
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   22575M100
                                 (Cusip Number)

                             Mr. Gerald W. Haddock
                      306 West Seventh Street, Suite 1025
                            Fort Worth, Texas 76102
                                 (817) 339-2200
                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               September 17, 1998
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 638,846 shares, which constitutes approximately 5.4% of the 11,739,528 shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Except as otherwise stated herein, all ownership percentages set forth herein assume that there are 11,399,377 shares of Stock outstanding.

1.       Name of Reporting Person:

                 COPI Colorado, L. P.

2.       Check the Appropriate Box if a Member of a Group:

                                                                                     (a)      /   /

                                                                                     (b)      / X /

3.       SEC Use Only

4.       Source of Funds:         OO - Contributions from COI

5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                                            /   /

6.       Citizenship or Place of Organization:     Delaware


                          7.      Sole Voting Power:                  145,000 (1)
Number of
Shares
Beneficially              8.      Shared Voting Power:                  -0-
Owned By
Each
Reporting                 9.      Sole Dispositive Power:             145,000 (1)
Person
With
                          10.     Shared Dispositive Power:             -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                 145,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                                     / X /

13.      Percent of Class Represented by Amount in Row (11):        1.3%

14.      Type of Reporting Person:         PN

------------
(1)      Power is exercised through COI, its sole general partner.

1.       Name of Reporting Person:

                 Crescent Operating, Inc.

2.       Check the Appropriate Box if a Member of a Group:

                                                                                     (a)      /   /

                                                                                     (b)      / X /

3.       SEC Use Only

4.       Source of Funds:         Not Applicable

5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                                     /   /

6.       Citizenship or Place of Organization:     Delaware


                          7.      Sole Voting Power:                  145,000 (1)
Number of
Shares
Beneficially              8.      Shared Voting Power:                   -0-
Owned By
Each
Reporting                 9.      Sole Dispositive Power:             145,000 (1)
Person
With
                          10.     Shared Dispositive Power:              -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                 145,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                                     / X /

13.      Percent of Class Represented by Amount in Row (11):        1.3%

14.      Type of Reporting Person:         CO


--------

(1)      Solely in its capacity as the sole general partner of COPI Colorado.

1.       Name of Reporting Person:

                 Gerald W. Haddock

2.       Check the Appropriate Box if a Member of a Group:

                                                                                     (a)      /   /

                                                                                     (b)      / X /

3.       SEC Use Only

4.       Source of Funds:         See Item 3.

5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                                     /   /

6.       Citizenship or Place of Organization:     USA


                          7.      Sole Voting Power:                215,218 (1)
Number of
Shares
Beneficially              8.      Shared Voting Power:                  -0-
Owned By
Each
Reporting                 9.      Sole Dispositive Power:           215,218 (1)
Person
With
                          10.     Shared Dispositive Power:             -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                215,218 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                                     / X /

13.      Percent of Class Represented by Amount in Row (11):        1.9% (2)

14.      Type of Reporting Person:         IN


-----------


(1) Includes (a) 158,104 shares of the Stock issuable to GWH upon the exercise of options that are exercisable within 60 days, (b) 10,170 shares held by a family limited partnership of which GWH is a general partner (the "GWH Family Partnership") and (c) 51 shares held for his benefit in the Crescent Real Estate Equities, Ltd. 401(k) Plan (the "401(k) Plan"). Pursuant to Rule 13d-4 of the Act, GWH disclaims beneficial ownership with respect to all shares of the Stock held by the GWH Family Partnership in excess of his pecuniary interest therein.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 11,557,481 shares of the Stock outstanding.

1.       Name of Reporting Person:

                 John C. Goff

2.       Check the Appropriate Box if a Member of a Group:

                                                                                     (a)      /   /

                                                                                     (b)      / X /

3.       SEC Use Only

4.       Source of Funds:         See Item 3.

5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                                     /   /

6.       Citizenship or Place of Organization:     USA


                          7.      Sole Voting Power:                270,461 (1)
Number of
Shares
Beneficially              8.      Shared Voting Power:                 -0-
Owned By
Each
Reporting                 9.      Sole Dispositive Power:           270,461 (1)
Person
With
                          10.     Shared Dispositive Power:            -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                 270,461 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                                     / X /

13.      Percent of Class Represented by Amount in Row (11):        2.3% (2)

14.      Type of Reporting Person:         IN


----------

 (1) Includes (a) 182,047 shares of the Stock issuable upon the exercise of options that are exercisable within 60 days, (b) 15,256 shares held by a family limited partnership of which JCG is a general partner (the "JCG Family Partnership") and (c) 50 shares held for his benefit in the 401(k) Plan. Pursuant to Rule 13d-4 of the Act, JCG disclaims beneficial ownership with respect to all shares of the Stock held by the JCG Family Partnership in excess of his pecuniary interest therein.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 11,581,424 shares of the Stock outstanding.

1.       Name of Reporting Person:

                 Harry H. Frampton, III

2.       Check the Appropriate Box if a Member of a Group:

                                                                                     (a)      /   /

                                                                                     (b)      / X /

3.       SEC Use Only

4.       Source of Funds:         See Item 3.

5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                                     /   /

6.       Citizenship or Place of Organization:     USA


                          7.      Sole Voting Power:                8,167
Number of
Shares
Beneficially              8.      Shared Voting Power:               -0-
Owned By
Each
Reporting                 9.      Sole Dispositive Power:           8,167
Person
With
                          10.     Shared Dispositive Power:          -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                 8,167

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                                     / X /

13.      Percent of Class Represented by Amount in Row (11):        less than 0.1%

14.      Type of Reporting Person:         IN

Item 1.  SECURITY AND ISSUER.

         This statement relates to shares of the common stock, par value $0.01 per share (the "Stock"), of Crescent Operating, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 306 West Seventh Street, Suite 1025, Fort Worth, Texas 76102.

Item 2.  IDENTITY AND BACKGROUND.

         (a) Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Act, the undersigned hereby file this Schedule 13D Statement on behalf of COPI Colorado, L. P., a Delaware limited partnership ("COPI Colorado"), Crescent Operating, Inc., a Delaware corporation ("COI"), Gerald W. Haddock ("GWH"), John C. Goff ("JCG") and Harry H. Frampton, III ("HHF"). COPI Colorado, COI, GWH, JCG and HHF are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(5)(b)(1) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

         (b) - (c)

         COPI Colorado

         COPI Colorado is a Delaware limited partnership the principal business of which is investing in securities of the Issuer and of Crescent Development Management Corp., a Delaware corporation ("CDMC"). The principal business address of COPI Colorado, which also serves as its principal office, is 306 West Seventh Street, Suite 1025, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to COI, the sole general partner of COPI Colorado, is set forth below.

         COI

         COI is a Delaware corporation the principal businesses of which are management of or investment in, through subsidiaries, diverse business segments, including hospitality, land development, equipment sales and leasing, healthcare and refrigerated warehousing. The principal business address of COI, which also serves as its principal office, is 306 West Seventh Street, Suite 1025, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to each director, executive officer and controlling person of COI is as follows:

                                     RESIDENCE OR                   PRINCIPAL OCCUPATION
NAME                               BUSINESS ADDRESS                    OR EMPLOYMENT
GWH                               See answers below                 See answers below

Jeffrey L. Stevens                306 West Seventh Street,          Executive Vice President and
                                     Suite 1025                      Chief Operating Officer of
                                  Fort Worth, Texas 76102            COI; President of Petroleum
                                                                     Financial, Inc. ("PFI")

Richard E. Rainwater              777 Main Street, Suite 2250       Personal investment for own
                                  Fort Worth, Texas 76102            account

JCG                               See answers below                 See answers below

Richard P. Knight                 306 West Seventh Street,          Chief Financial Officer of COI
                                     Suite 1025
                                  Fort Worth, Texas 76102

Anthony M. Frank                  101 California Street             Chairman of Belvedere Capital
                                     Suite 2050                      Partners ("Belvedere")
                                  San Francisco, California 94111

Carl F. Thorne                    1445 Ross Avenue                  President and Chief Executive
                                     Suite 2700                     Officer of ENSCO International
                                  Dallas, Texas 75202               Incorporated ("ENSCO")

Paul E. Rowsey, III               500 Crescent Court                President of Rosewood Property
                                     Suite 300                      Company ("Rosewood")
                                  Dallas, Texas 75201

         PFI is a Texas corporation the principal business of which is providing accounting, financial and management services to business enterprises. The principal business address of PFI, which also serves as its principal office, is 306 West Seventh Street, Suite 1025, Fort Worth, Texas 76102.

         Belvedere is a California corporation the principal business of which is serving as general partner of the California Community Financial Institutions Fund LP, which is an investment fund that invests primarily in California community banks. The principal business address of Belvedere, which also serves as its principal office, is 101 California Street, Suite 2050, San Francisco, California 94111.

         ENSCO is a Delaware corporation the principal businesses of which are oil field services and offshore drilling. The principal business address of ENSCO, which also serves as its principal office, is 1445 Ross Avenue, Suite 2700, Dallas, Texas 75202.

         Rosewood is a Delaware corporation the principal business of which is commercial real estate development and investment. The principal business address of Rosewood, which also serves as its principal office, is 300 Crescent Court, Suite 300, Dallas, Texas 75201.

GWH

         GWH's principal occupations or employment are serving as the President and Chief Executive Officer of Crescent Real Estate Equities Company, a Texas real estate investment trust ("Crescent Equities") and, in connection with Crescent Equities, serving as sole director and President of Crescent Real Estate Equities, Ltd., a Delaware corporation and wholly-owned subsidiary of Crescent Equities that acts as the sole general partner of Crescent Real Estate Equities Limited Partnership, a Delaware limited partnership that is majority-owned by Crescent Equities ("Crescent Partnership"); and serving as President and Chief Executive Officer of the Issuer. GWH's business address is 777 Main Street, Suite 2100, Fort Worth, Texas 76102.

JCG

         JCG's principal occupations or employment are serving as Vice Chairman of the Board of Trust Managers of Crescent Equities, serving as Vice Chairman of the Issuer and personal investment for his own account. JCG's business address is 777 Main Street, Suite 2250, Fort Worth, Texas 76102.

HHF

         HHF's principal occupation or employment is real estate development. HHF's business address is 100 East Thomas Place, Avon, Colorado 81620.

         (d) None of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source and amount of the funds used by each of the Reporting Persons to purchase shares of Stock are as follows:

            NAME OF
       REPORTING PERSON              SOURCE OF FUNDS           AMOUNT OF FUNDS
         COPI Colorado            Contributions from COI            $ 963,491

             COI                  Not Applicable                    Not Applicable

             GWH                  Personal Funds (1)(2)             $  64,775 (3)

                                  Undetermined (4)                    156,523 (5)

                                       (6)                          Not Applicable

             JCG                  Undetermined (4)                  $ 180,227 (7)

                                       (8)                          Not Applicable

             HHF                       (9)                          Not Applicable

         (1) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

         (2)     GWH used Personal Funds to acquire 3,000 shares of the Stock.

         (3) GWH used the indicated amount to acquire the 3,000 shares of the Stock referenced in footnote (2).

         (4) The source of the funds to be used by the Reporting Person to exercise part or all of the options to acquire shares of the Stock held by such Reporting Person, assuming such exercise, has not yet been determined.

         (5) The indicated amount assumes exercise in full of options exercisable within 60 days to acquire 158,104 shares of the Stock at a price of $0.99 per share.

         (6) GWH acquired 43,893 shares of the Stock effective June 12, 1997 through Crescent Equities' distribution of shares of the Stock to shareholders of Crescent Equities and unit holders of Crescent Partnership of record on May 30, 1997 (the "Record

                 Date"), on the basis of one share of the Stock for every 10 shares of beneficial interest of Crescent Equities, and one share of the Stock for every five units of limited partnership interest of Crescent Partnership, held on the Record Date (the "Issuer Stock Distribution"). The 10,170 shares of the Stock owned by the GWH Family Partnership and the 51 shares of the Stock held for GWH's benefit in the 401(k) Plan also were acquired through the Issuer Stock Distribution.

         (7) The indicated amount assumes exercise in full of options exercisable within 60 days to acquire 182,047 shares of the Stock at a price of $0.99 per share.

         (8) JCG acquired 73,108 shares of the Stock through the Issuer Stock Distribution. The 15,256 shares of the Stock owned by the JCG Family Partnership and the 50 shares of the Stock held for JCG's benefit in the 401(k) Plan also were acquired through the Issuer Stock Distribution.

         (9) HHF acquired all of the shares of the Stock reported herein as beneficially owned by him through the Issuer Stock Distribution.

Item 4.          PURPOSE OF TRANSACTION.

         The Reporting Persons entered into the transactions described in Item 6 for investment purposes. Depending on market conditions and other factors that each Reporting Person may deem material to its investment decision (and, in the case of COPI Colorado, on the provisions of the Partnership Agreement and the Contribution Agreement, as such terms are defined in Item 6), such Reporting Person may purchase shares of the Stock in the open market or in private transactions and GWH and/or JCG may exercise the options held by them to acquire shares of the Stock. Depending on these same factors (and, in the case of COPI Colorado, on the provisions of the Partnership Agreement and the Contribution Agreement, as such terms are defined in Item 6), each Reporting Person may make no such purchases and/or may sell shares of the Stock in the open market or in private transactions, and GWH and/or JCG may not exercise the options held by them to acquire shares of the Stock.

         See also Item 6, which is incorporated herein by reference.

         Except as set forth herein or in the Exhibits filed or to be filed herewith, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D of the Act.

Item 5.          INTEREST IN SECURITIES OF THE ISSUER.

         (a)

         COPI Colorado

         The aggregate number of shares of the Stock that COPI Colorado owns beneficially, pursuant to Rule 13d-3 of the Act, is 145,000, which constitutes approximately 1.3% of the outstanding shares of the Stock.

         COI

         In its capacity as the general partner of COPI Colorado, COI may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 145,000 shares of the Stock, which constitutes approximately 1.3% of the outstanding shares of the Stock.

         GWH

         Because of (1) his direct holdings of 46,893 shares of the Stock, (2) the 10,170 shares of the Stock held by the GWH Family Partnership of which he may be deemed the beneficial owner because of his status as a general partner thereof, (3) his indirect holdings of 51 shares of Stock in the 401(k) Plan and
(4) his ownership of options that are exercisable within 60 days to acquire 158,104 shares of the Stock, GWH may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 215,218 shares of the Stock in the aggregate, which constitutes approximately 1.9% of the 11,557,481 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act. Pursuant to Rule 13d-4 of the Act, GWH disclaims beneficial ownership with respect to all shares of the Stock held by the GWH Family Partnership in excess of his pecuniary interest therein.

         JCG

         Because of (1) his direct holdings of 73,108 shares of the Stock, (2) the 15,256 shares of the Stock held by the JCG Family Partnership of which he may be deemed the beneficial owner because of his status as a general partner thereof, (3) his indirect holdings of 50 shares of Stock in the 401(k) Plan and
(4) his ownership of options that are exercisable within 60 days to acquire 182,047 shares of the Stock, JCG may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 270,461 of the Stock in the aggregate, which constitutes approximately 2.3% of the 11,581,424 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act. Pursuant to Rule 13d-4 of the Act, JCG disclaims beneficial ownership with respect to all shares of the Stock held by the JCG Family Partnership in excess of his pecuniary interest therein.

         HHF

         The aggregate number of shares of the Stock that HHF owns beneficially, pursuant to Rule 13d-3 of the Act, is 8,167, which constitutes less than 0.1% of the outstanding shares of the Stock.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the Reporting Persons is the beneficial owner of any shares of the Stock.

         (b)

         COPI Colorado

         Acting through its sole general partner, COPI Colorado has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 145,000 shares of the Stock.

         COI

         In its capacity as the sole general partner of COPI Colorado, COI has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 145,000 shares of the Stock.

         GWH

         GWH has the sole power to vote or to direct the vote or to dispose or to direct the disposition of (1) the 46,893 shares of the Stock directly held by him, (2) the 10,170 shares of the Stock held by the GWH Family Partnership of which he may be deemed the beneficial owner because of his status as a general partner thereof, (3) the 51 shares of Stock held for his benefit in the 401(k) Plan and (4), pursuant to Rule 13d-3(d)(1)(i) of the Act, the 158,104 shares of the Stock issuable to him upon his exercise of options that are exercisable within 60 days.

         JCG

         JCG has the sole power to vote or to direct the vote or to dispose or to direct the disposition of (a) the 73,108 shares of the Stock directly held by him, (b) the 15,256 shares of the Stock held by the JCG Family Partnership of which he may be deemed the beneficial owner because of his status as a general partner thereof, (c) the 50 shares of Stock held for his benefit in the 401(k) Plan and (d), pursuant to Rule 13d-3(d)(1)(i) of the Act, the 182,047 shares of the Stock issuable to him upon his exercise of options that are exercisable within 60 days.

         HHF

         HHF has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 8,167 shares of the Stock.

         (c) During the past sixty (60) days, COPI Colorado has purchased shares of the Stock in open-market transactions on NASDAQ, as follows:

                                 NUMBER               PRICE
           DATE                 OF SHARES            PER SHARE
         09/11/98                 50,000               $5.66
         09/14/98                 14,000                6.03
         09/14/98                  5,000                6.22
         09/14/98                  6,000                6.19
         09/17/98                 12,500                6.31
         09/17/98                  5,000                6.34
         09/17/98                  2,500                6.41
         09/23/98                 50,000                8.03

         Except as set forth in this Schedule 13D, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Stock during the past 60 days.

         (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock owned by such Reporting Person other than (1) the GWH Family Partnership with respect to the shares of the Stock owned by it and (2) the JCG Family Partnership with respect to the shares of the Stock owned by it.

         (e)     Not applicable.

Item 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                 RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Effective September 11, 1998, COI, GWH, JCG and HHF entered into the Agreement of Limited Partnership of COPI Colorado L. P., a copy of which is filed herewith as Exhibit 10.1 (the "Partnership Agreement"), the Contribution Agreement, a copy of which is filed herewith as Exhibit 10.2 (the "Contribution Agreement"), and the Agreement regarding Schedules and Other Matters, a copy of which is filed herewith as Exhibit 10.3 (the "Side Agreement"). The description that follows of the Partnership Agreement, the Contribution Agreement and the Side Agreement is not, and does not purport to be, complete, and is qualified in its entirety by reference to such exhibits. Capitalized terms used below in the descriptions of the Partnership Agreement, the Contribution Agreement or the Side Agreement, as the case may be, not otherwise defined in this Schedule 13D have the meanings respectively ascribed to them in such agreements.

         Pursuant to the Partnership Agreement, the purpose of COPI Colorado is to invest in shares of the Stock and in the CDMC Stock. Additional capital contributions of existing partners shall be made by all partners in proportion to their respective Partnership Interests and only upon the consent of all existing partners. COPI Colorado may admit additional limited partners only with the consent of partners holding all Partnership Interests. The Partnership Agreement provides that, subject to customary restrictions, the general partner shall have exclusive power to control and manage COPI Colorado (including, specifically, the full and exclusive authority to exercise any voting, dispositive or other rights associated with shares of the Stock).

         The Partnership Agreement exculpates COI (in its capacity as general partner) from liability to the Limited Partners for any action or inaction in connection with purchasing, holding or disposing of shares of the Stock due to its status as the Issuer, and specifically states that COI (in such capacity) can restrict COPI Colorado's purchases of shares of the Stock to comply with Rule 10b-18 of the Act and may cease COPI Colorado's purchase of shares of the Stock during distributions of shares of the Stock, even though such actions might adversely affect COPI Colorado's profits. The Partnership Agreement also contains other customary indemnities.

         The Partnership Agreement generally prohibits transfers of Partnership Interests except (1) to other partners, (2) to Affiliates of a partner or (3) with the consent of partners holding at least 80% of all Partnership Interests. The Partnership Agreement also provides that, if any event or transaction occurs that would cause any limited partner to own, directly or indirectly pursuant to Code section 318(a)(3)(A), as modified by Code section 856(d)(5)(B), a 25% or greater capital interest or profits interest in COPI Colorado, such portion of the profits and capital interest of such limited partner as is required to decrease the profits and capital interest of such partner in COPI Colorado to 24.9% shall automatically be transferred from such partner to the general partner, effective immediately prior to the occurrence of such event or transaction.

         The Partnership Agreement permits distributions in kind to the partners (1) upon COPI Colorado's liquidation or (2) with the consent of all partners, and requires that distributions in kind upon liquidation, if any, be made in compliance with applicable securities and other laws and in a manner designed to result in (i) the General Partner's first receiving all of the CDMC Stock held by the Partnership before receiving any other Partnership assets and
(ii) the Limited Partners' first receiving all of the shares of the Stock held by the Partnership before receiving any other Partnership assets. In the event of COPI Colorado's liquidation, the liquidator (which generally will be the general partner) is exculpated from, and shall be indemnified against, liability for any action or inaction in connection with such liquidation, provided that the liquidator acted or failed to act in good faith and upon a reasonable belief that such action was in COPI Colorado's best interests. The Partnership Agreement does not restrict the ability of the partners to engage in any and all business activities, including such activities that compete directly with COPI Colorado. The Partnership Agreement generally may be amended only upon the approval of the holders of at least 80% of all Partnership Interests.

         The Partnership Agreement contains other customary terms and conditions.

         Pursuant to the Contribution Agreement, COI agreed to make (and has made) an initial contribution to COPI Colorado of $9.0 million in cash in exchange for a 50% general partner interest in COPI Colorado, and GWH, JCG and HHF agreed to make (and have made) initial contributions to COPI Colorado of all of the issued and outstanding shares of the voting common stock of CDMC in the aggregate in exchange for an aggregate 50% limited partner interest in COPI Colorado.

         In the Contribution Agreement, GWH, JCG and HHF (who are defined therein as the "CDMC Parties") severally (1) make customary representations and warranties with respect to the CDMC Stock, CDMC and its subsidiaries and their respective businesses, and (2) generally have agreed to indemnify each COI Indemnitee against Damages in connection with (i) breaches of representations, warranties or covenants respectively made by them in the Contribution Agreement and (ii) CDMC's operations on or prior to the date of the Contribution Agreement. Also in the Contribution Agreement, COI (1) makes customary representations and warranties with respect to its existence, authority and similar matters, and (2) generally has agreed to indemnify each CDMC Party Indemnitee against Damages in connection with (i) COI's breach of representations, warranties or covenants made by it in the Contribution Agreement and (ii) CDMC's operations after the date of the Contribution Agreement.

         The Side Agreement addresses the fact that the schedules to the Contribution Agreement that qualify the several representations and warranties of the CDMC Parties, and the Arbitration Agreement, have not been completed. Pursuant to the Side Agreement, the CDMC Parties severally (1) represent and warrant that they have provided COI all of the information that will appear on such schedules, and (2) covenant that such schedules (i) will be delivered within thirty days after the date of the Side Agreement and (ii) will contain no information that differs in any material respect from the Provided Disclosure Information. In the event that the CDMC Parties fail to perform their covenants set forth in the immediately-preceding sentence, COI shall have the unilateral right, notwithstanding anything to the contrary in the Partnership Agreement or the Contribution Agreement, (1) to rescind the Contribution Agreement and to obtain the return of the COI Contribution (and/or the proceeds thereof) in full, plus accrued interest thereon calculated at an annual rate of eight percent (8%), or (2) to cause a dissolution of COPI Colorado and to wind-up COPI Colorado in accordance with the procedures set forth in the Partnership Agreement, or (3) to make such adjustment in the value of the CDMC Contribution, and to make such corresponding adjustment to the respective capital accounts and percentage interests of COI and the CDMC Parties under the Partnership Agreement, as COI shall determine in its reasonable discretion.

         Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no other contracts, arrangements, understandings or relationships with respect to the Stock owned by the Reporting Persons.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1 --  Agreement of Limited Partnership of COPI Colorado, L. P.

Exhibit 10.2 --  Contribution Agreement

Exhibit 10.3 --  Agreement regarding Schedules and Other Matters

Exhibit 99.1 --  Agreement pursuant to Rule 13d-1(f)(1)(iii)

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  September 28, 1998


                                        COPI COLORADO, L. P., a Delaware limited
                                         partnership

                                        By:   CRESCENT OPERATING, INC.,
                                               a Delaware corporation

                                              By: /s/ Jeffrey L. Stevens
                                                  Jeffrey L. Stevens, Executive
                                                     Vice President

                                        CRESCENT OPERATING, INC.,
                                         a Delaware corporation

                                        By: /s/ Jeffrey L. Stevens
                                            Jeffrey L. Stevens, Executive
                                               Vice President

                                        /s/ Gerald W. Haddock
                                        GERALD W. HADDOCK

                                        /s/ John C. Goff
                                        JOHN C. GOFF

                                        /s/ Harry H. Frampton, III
                                        HARRY H. FRAMPTON, III

                                 EXHIBIT INDEX


EXHIBIT  DESCRIPTION
10.1             Agreement of Limited Partnership of COPI Colorado, L. P., filed herewith.

10.2             Contribution Agreement, filed herewith.

10.3             Agreement regarding Schedules and Other Matters, filed herewith.

99.1             Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.